UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 01, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Anthony Jenkins speaks at investor conference dated 04 June 2013
Exhibit No. 2	Scrip Dividend Programme dated 06 June 2013
Exhibit No. 3	Director/PDMR Shareholding dated on 14 June 2013
Exhibit No. 4	Response to PRA capital shortfall exercise dated 20 June 2013
Exhibit No. 5	Holding(s) in Company dated 24 June 2013
Exhibit No. 6	Investment Bank Investor Presentation dated 28 June 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 01, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 01, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

4 June 2013

Barclays PLC

Antony Jenkins speaks at New York investor conference

Antony Jenkins, Barclays Group Chief Executive, is speaking today at the Deutsche Bank Global Financial Services Investor Conference in New York in a Q&A session with investors. His comments will contain no material new information.

The Q&A session will be available via webcast at 09:20 EDT/14:20 BST and for replay from one hour from the end of the session.
Webcast link:   http://www.media-server.com/m/p/xeqeigwf

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207-116-5752	+44 (0)207-116-6132

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com.

Exhibit No. 2

6 June 2013

Barclays PLC

Scrip Dividend Programme

Barclays announces that, following the approval of the introduction of the Barclays PLC Scrip Dividend Programme ("the Programme") at its Annual General Meeting on Thursday 25 April 2013, the following documents have been posted or made available today to shareholders who currently receive their dividend in cash:

1. Chairman's letter and Q&A document relating to the Programme which will commence in September 2013;

2. Terms and Conditions of the Programme; and

3. Scrip Dividend Mandate Form.

The Q&A document as well as the Terms and Conditions of the Programme will be available on our website barclays.com/dividends  with effect from Friday 7 June 2013.

In accordance with Listing Rule 9.6.1, copies of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

Similar documents will be posted or made available on Wednesday 12 June 2013 to shareholders who currently participate in the Barclays Dividend Reinvestment Programme and will also be submitted to the National Storage Mechanism.

Exhibit No. 3

14 June 2013

Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The Barclays ESAS Nominee confirmed to the Company on 13 June 2013 that it had on 10 June 2013 re-invested an amount equal to the interim dividend for the year ending 31 December 2013 in ordinary shares of the Company at a price of £3.1200 per share for the following Directors/Persons Discharging Managerial Responsibilities ("PDMR").  The number of shares received is as follows:

Director/PDMR	No. of shares received
A Jenkins	160
C Lucas	75

2. The independent nominee of the Barclays Corporate Nominee Arrangementnotified the Company on 13 June 2013 that it had on 10 June 2013 re-invested the interim dividend for the year ending 31 December 2013 in ordinary shares of the Company at a price of £3.1213 per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
R Le Blanc	1689
A Vaswani V Soranno Keating S Kheradpir M Harding	123 453 571 139

3. The Administrators of the Dividend Reinvestment Plan (the "Plan") notified the Company on 13 June 2013 that, following the re-investment of the interim dividend for the year ending 31 December 2013, the following Directors/PDMRs and their connected persons received on 13 June 2013, ordinary shares in the Company under the Plan at a price of £3.0496 per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
M Harding	1
A Jenkins	46
C Lucas	3,529

4. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, notified the Company on 14 June 2013 that, on 13 June 2013 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the re-investment of the interim dividend for the year ending 31 December 2013, for the following Directors/Persons Discharging Managerial Responsibilities ("PDMR")  at a price of £3.0402 per share:

Director/PDMR	No. of shares received
C Lucas	14
M Harding A Vaswani R Le Blanc	10 8 1

5. The trustee of the Global Sharepurchase Plan ("GSP") notified the Company on 14 June 2013 that, following the re-investment of the interim dividend for the year ending 31 December 2013, it had acquired on 13 June 2013 and now held as a bare trustee of the GSP, 0.60 American Depositary Shares (ADS) for Skip McGee who is a PDMR. One ADS is equivalent to four ordinary shares in the Company.

6. The Company was notified on 13 June 2013 that, on 7 June 2013, following the re-investment of the interim dividend for the year ending 31 December 2013, the following Director received ordinary shares in the Company at a price of £3.0496 per share:

Director	No. of shares received
D Walker	253

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
A Jenkins	2,452,289	-
C Lucas D Walker	1,155,178 82,991	- -

Exhibit No. 4

20 June 2013

Barclays PLC

Response to PRA capital shortfall exercise

Barclays notes the outcome of the Prudential Regulation Authority (PRA) capital shortfall exercise, which calculated a deficit for Barclays as at 31 December 2012 of approximately £3bn against the PRA's requirement for an adjusted 7% fully loaded Common Equity Tier (CET) 1 ratio.  The PRA's calculation is based on Basel 3 definitions, with further prudential adjustments to capital and risk-weighted assets estimated in the course of their analysis.

Barclays is confident it will exceed this 7% PRA-calculated ratio organically by the end of 2013 through our capital generative businesses and continued progress in executing our Transform programme, including further capital-accretive disposals of legacy assets, which we have accelerated since the start of the year.  As agreed with the PRA, this requirement is expected to be met without recourse to equity capital issuance.

We continue to strengthen our capital position and our current plan targets a fully loaded Basel 3 CET1 ratio at 31 December 2013 of approximately 9%, increasing to 10.5% by the end of 2015.

In addition to targeting a fully loaded CET1 ratio of 10.5% in 2015, we continue to transition to a capital structure for the Group which includes further loss-absorbing capital in the form of a 2% layer of contingent capital.  Within this, we plan a mix of both Tier 2 instruments, of which we have issued $4bn over the last 12 months, and Additional Tier 1 instruments, as we believe contingent capital is a valuable source of going concern capital that, under some conditions of stress, directly supports CET1.

Additionally, the PRA has introduced a new 3% leverage ratio requirement calculated on a PRA-adjusted CET1 capital base.  As previously communicated, the commitments we have made under the Transform programme call for organic reduction in leverage of the Group over time.   In accordance with the PRA statement, we remain in discussion about our financial and capital management plans and will keep the market updated as required.

- Ends -

For further information, please contact:

Barclays Investor Relations                                          Barclays Media Relations
Charlie Rozes                                                                   Giles Croot
+44 (0)207-116-5752                                                        +44 (0)207-116-4755

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.
With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information, please visit the Barclays website www.barclays.com.

Forward-looking Statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group's (the "Group") plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards, the outcome of current and future legal proceedings, the success of future acquisitions, disposals and other strategic transactions and the impact of competition, a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.
Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the "LSE") or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.

Exhibit No. 5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM") Abu Dhabi International United Investments LLC ("ADIUI") Nexus Capital Investing Ltd. ("NCIL") PCP Gulf Invest 3 Limited
4. Full name of shareholder(s) (if different from 3.):iv	PCP Gulf Invest 3 Limited ("PCP3")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction Date: 20 June 2013 Date Threshold Crossed: 20 June 2013
6. Date on which issuer notified:	21 June 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	5%; 4%; 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	Nil	Nil	Nil
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
Nil			Nil

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Prior to the triggering event described below, PCP3 held voting rights in relation to 758,437,618 ordinary shares in Barclays PLC.  PCP3 is, in turn, wholly owned by NCIL and NCIL is in turn wholly owned by ADIUI, which is in turn wholly owned by HHSM.

The triggering event for this notification is the termination and settlement of hedging transactions over PCP3s total holding of 758,437,618 shares in Barclays PLC, which were the subject of previous notifications, with the effect that there are now no shares and no voting rights in Barclays PLC held, or deemed to be held, by PCP3.  As a result of the triggering event, HHSM has no remaining holding of ordinary shares in Barclays PLC.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,865,336,587 as set out in the regulatory announcement made by Barclays PLC dated 31 May 2013

14. Contact name:	Mohamed Almulla
15. Contact telephone number:	+971.504.566.023

Exhibit No. 6

28 June 2013

Barclays PLC

Investment Bank Investor Presentation

Barclays PLC is holding an investor presentation on the Investment Bank this afternoon hosted by Eric Bommensath and Tom King, Co-Chief Executives of Corporate and Investment Banking.

The presentation commences at 13:00 (BST) and will be webcast live via www.barclays.com/investorrelations. The accompanying slides and a transcript of the speech, which contain no material new information, will also be made available for viewing on the website.

In addition to the webcast, the presentation can be accessed as a live conference call on 0845-401-0012 (UK), +1 855-591-3776 (US) or +44 (0)203-059-8119 (all other locations).  Access code: 'Investment'.

                                                                                  -Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207-116-5752	+44 (0)207-116-6132

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.